

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2011

Mr. Mark D. Ein
Chief Executive Officer
Capitol Acquisition Corp. II
509 7th Street, N.W.
Washington, D.C. 20004

> **Re:** **Capitol Acquisition Corp. II**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed March 22, 2011**
> **File No. 333-172295**

Dear Mr. Ein:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your revised disclosure in response to comment 2 of our letter dated March 17, 2011 that shareholders "may tender all" of their shares rather than a pro rata amount. Please revise to clarify if you would be required to accept all shares tendered or whether you could move forward with a combination and accept just a pro rata portion of all the shares tendered.

Prospectus Cover Page

2.   We note your response to comment 3. The prospectus cover page continues to be two pages. Please confirm that the cover page will be one page in length when distributed to investors.

Prospectus Summary, page 1

3. We note your response to comment 7 and the revised disclosure that you may deviate from your disclosed guidelines. Please revise this section and the early part of your risk factors to discuss the possibility and risk associated with any deviation from the currently disclosed guidelines, including the requirement to acquire an operating business.

Proposed Business, page 48

Management Expertise and Prior Blank Check Experience, page 49

4. We note your response to comment 5 and the calculations provided. It appears that the performance disclosure attempts to convey disclosure similar to the performance graph illustrated by Item 201(e) of Regulation S-K, which is already included in Two Harbors Investment's most recent 10-K. Please revise your performance disclosure to provide it in a format that is consistent with Item 201(e).

We have not identified a target business, page 51

5. We note the revised disclosure in response to comment 11 that you "anticipate" determining the fair market value and fairness associated with any proposed business combination. Please revise to clarify if you are required to provide such disclosure for shareholders to evaluate and rely upon.

Notes to Financial Statements, page F-7

Note 7 – Stockholder Equity, page F-11

Common Stock, page F-11

6. We have considered your response to our prior comment 16. Please explain to us why the shares issued to the sponsor and held in escrow would not be considered a share based award subject to a market condition. Reference is made to ASC Topic 718-10-30-14.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Robert Telewicz, Accounting Reviewer, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-36537 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor

cc: David Alan Miller, Esq.
Jeffrey M. Gallant, Esq.
Via *facsimile*: (212) 818-8881